Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 August 27, 2008


Securities and Exchange Commission
Division of Corporation Finance
Attn: Tia Jenkins
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:      Genesis Companies Group, Inc.
         Form 10-K for Fiscal Year Ended
         December 31, 2007
         File No. -33-34078-A

Dear Ms. Jenkins:

In response to the Comment Letter dated August 4, 2008 ("Comment Letter"), we are submitting this amendment on Form 10-KSB/A to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 with an original copy and one marked copy. We believe this amendment should solve the problems raised in your comments.

The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Comment #1.

         We note that you have not identified the framework used by management to evaluate the effectiveness of your internal control over financial reposting as required by paragraph (a)(2) of Item 308(T) Regulation S-B. Please review.

In response to your comment, we have revised Item 8A(T) Controls and Procedures on page 15 of the Form 10-KSB/A to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, to include reference to the framework used to identify the effectiveness of internal control. We have highlighted such change for your convenience.




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Comment #2.

         Considering the comment above, tell us how the exclusion of this disclosure impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please revise or advise.

In response to your comment, the Company did perform a review of its internal controls and in its discussion in Item 308(T) summarizes what the policies and procedures that it uses to make that review, the Company felt that the disclosure was adequate in response to paragraph (a)(2) Item 308(T). Therefore, we do not believe that there was a failure in the effectiveness of the internal controls.

Comment #3.

         It appears that the report issued by your independent accountant does not include the concluding paragraph (i.e. opinion paragraph) required by AU Section 508. Please advise your independent accountant to revise their report accordingly. Ensure this paragraph explicitly refers to each period included in the state of operations (e.g. the years ended December 31, 2007 and 2006 and the period from December 22, 1900 (inception) through December 31, 2007).

In response to your comment, the independent accountant has revised its opinion.

Comment #4.

         We note that the Section 302 and Section 906 certifications filed with you Form 10-KSB are not dated. Please amend your filing to include currently dated certifications. In addition, please ensure your Section 906 certification refers to your 10-KSB for the year ended December 31, 2007, not December 31, 2008.

In response to your  comment,  we have included the dates on the Section 302 and
Section  906  certifications.   We  have  also  ensured  that  the  Section  906
certification refers to the 10-KSB for the year ended December 31, 2007.

Comment #5.

         We note that your Form 10-Q for the quarterly period ended March 31, 2008 is currently delinquent. Please note that beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q, not Form 10-QSB. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies. Please file this report immediately or tell us when this report will be filed.

In response to your comment, we filed the Form 10-Q for the quarterly period ended March 31, 2008 on August 6, 2008 and we filed the Form 10-Q for the quarterly period ended June 30, 2008 on August 19, 2008.



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If you can review the  amendment  and let us know if it is  satisfactory  and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention.

                                   Sincerely,



                                                              Michael A. Littman

MAL:kjk